WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 26, 2009, and provides an analysis of the Company’s results of operations for the year ended December 31, 2008.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2008 audited annual consolidated financial statements and the related notes for the years then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At March 26, 2009, the Company had 72,819,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

Business and overview

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s significant properties are located in Canada.

Over the last several months, the commodity industry has witnessed significant change. Many metal prices declined from multi-year peaks halfway through the year to three to four year lows by the end of the year. The most significant metals for Western Copper are copper, gold, and molybdenum. Copper traded at over US$4.00/lb in June 2008, but finished the year around US$1.50/lb. Molybdenum, which was trading at approximately US$30/lb earlier in the year, dropped to approximately US$10/lb by year-end. Gold has been a bright spot for commodities. Despite an extremely volatile year in 2008, the yellow metal has traded at over US$850/oz. since late January 2009.

Although the financial crisis has been the main reason for commodity price declines, another major contributor has been the strengthening of the United States (“US”) dollar. The exchange rate between the Canadian and US dollar was near par from January to July 2008, but increased to approximately CA$1.20 per US dollar in October 2008 and has remained near that level since. The change in the exchange rate between the two currencies has muted some of the commodity price declines for projects that will earn revenue in US dollars, but who will pay expenditures in Canadian dollars. The change in the exchange rate has significantly improved gold’s value in Canadian dollar terms.

The overall decline in commodity prices has created some benefit for development companies. Lower prices for inputs such as steel and fuel have significantly reduced the estimated capital costs to build mines. Despite reduced capital requirements for projects, mineral exploration and development companies are finding it harder to obtain financing from credit and capital markets to increase their liquidity or to build their projects.

The sudden and dramatic change in market conditions outlined above may significantly alter management estimates and forward looking information that were previously reported or that are contained herein. Refer to the risks and uncertainties section of this document for more details.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The following summarizes exploration and development activities on Western Copper’s mineral properties.

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990’s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

Should it make a production decision on the property, Western Copper is required to make an additional cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. The independent pre-feasibility study projects that development of the Casino deposit will produce a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity and metal prices of US$2.95 per pound for copper, US$30.97 per pound for molybdenum and US$647.40 per ounce for gold. After-tax figures indicate an IRR of 14.9% and an undiscounted NPV of $4.5 billion.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the pre-feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

Following the positive result of the pre-feasibility study, the Company has begun preparing a Project Proposal for submission to the Yukon Environmental and Socio-economic Assessment Board (YESAB). Western Copper has initiated a baseline environmental data collection program to update and to complement environmental information collected in the early 1990’s. The Company has also had a number of preliminary meetings with various government departments and initial meetings with First Nations Governments to introduce them to the project.

During the third quarter of 2008, the Company mobilized personnel, fuel, equipment, and supplies to the property. Initial work involved cleaning up and restoring the camp site to an acceptable working condition. The existing camp had not been used since the 1990’s and was in need of refurbishment. The permanent camp that has now been established will support all on-going activity at the property including drilling, data collection, and other activities required for exploration and permitting.

The Company drilled two holes as part of its drill program in 2008. The purpose of the drill program was to obtain fresh rock samples for geochemical and metallurgical testing. The holes will provide additional information in areas of the pre-feasibility study open pit where there has been limited drilling in the past.

In 2009, the Company will continue its permitting efforts by collecting environmental data that will help form part of the Project Proposal. At present no exploration is planned for the 2009 season.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon Territory. Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 26, 2009, Western Copper has made $600,000 in advance royalty payments.

On April 26, 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32 at the time of the study, based on 100% equity, the project has an internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

On July 18, 2008, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) released its Final Screening Report. The Final Screening Report recommends that the project move ahead without further review, subject to a number of mitigative conditions.

On September 12, 2008, the Yukon Government issued a Decision Document agreeing with the recommendation of the YESAB that the Carmacks Copper Project be allowed to proceed.

The issuance of the positive Decision Document completes the assessment process under the Yukon Environmental and Socio-economic Assessment Act. Western Copper’s next step in the regulatory process is to obtain the Quartz Mining License (“QML”) and the Water Use License (“WUL”). An updated application for a QML has been submitted to the Department of Energy Mines and Resources of the Yukon Government. The Yukon Government has indicated that it expects to issue a QML near the end of March 2009. The QML is required in order for Western Copper to commence construction of the Carmacks Copper mine.

An updated application to the Water Board for a WUL was submitted on December 12, 2008. The Water Board is currently reviewing the application for adequacy.

With the receipt of the Decision Document, the Company has resumed discussions with Yukon Energy regarding the provision of a spur line to the property and the supply of grid power to the project. The Company expects to begin more formal talks on the subject of a power purchase agreement in Q2 2009.

Until the end of the third quarter 2008, Western Copper’s Engineering Procurement Construction Management contractor continued engineering activities relating to advancing the design of the facilities. Due to market conditions, the delay in obtaining the QML, and the desire to preserve cash, the Company has now decided to decrease detailed engineering activities to a minimum.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Proposals for several key long delivery items have been received and evaluated. The Company has agreed on terms with a supplier for the design and supply of the acid plant. At year-end, the vendor had completed the design and engineering of this facility.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in 2009. Western Copper will focus its efforts on obtaining the necessary permits and on performing only essential engineering activities.

Hushamu (British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

As of the date of this report, IMA had met their required minimum expenditure obligations for the first year.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential.

The UBC team did not make its planned visit to the property in 2008, but the Company anticipates that UBC will begin preliminary work on the study during 2009.

Sierra Almoloya (Chihuahua, Mexico)

The Company acquired the Sierra Almoloya property, a group of claims located in the state of Chihuahua, Mexico, as a result of Western Copper’s spin-out from Western Silver in 2006. Western Copper has not performed any work on the Sierra Almoloya property since having acquired it.

Near the end of 2008, the Company reassessed the property and decided to abandon the claims. As a result, the Company wrote-off all costs capitalized to the property ($405,001).

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The following annual information has been extracted from the Company’s audited annual consolidated financial statements and the quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

Consolidated financial and operating information

In Canadian dollars, as at and for the years ended:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Loss and comprehensive loss	2,159,249	3,225,966	3,242,185

Loss and comprehensive loss per share – basic and diluted	0.03	0.05	0.06
Mineral properties	65,702,582	57,194,181	46,507,499
Cash, cash equivalents, and short-term investments	13,062,366	23,726,947	37,082,010
Total assets	79,216,492	81,156,211	84,005,656

Selected quarterly financial information

In Canadian dollars, as at and for the quarters ended:

	12/31/08	9/30/08	6/30/08	3/31/08
	$	$	$	$
Loss and comprehensive loss per share – basic and diluted[1]	0.01	0.01	0.01	0.01
Exploration expenses	-	-	-	-
Mineral properties	65,702,582	64,047,426	61,664,820	58,853,128
Cash, cash equivalents, and short-term investments	13,062,366	16,460,243	18,527,233	21,963,631
Total assets	79,216,492	80,708,309	80,414,978	80,977,997

	12/31/07	9/30/07	6/30/07	3/31/07
	$	$	$	$
Loss and comprehensive loss	(894,685)	385,067	2,003,538	1,732,046
Loss and comprehensive loss per share – basic and diluted[1]	(0.01)	0.01	0.03	0.02
Exploration expenses	-	-	1,265,320	1,247,119
Mineral properties	57,194,181	55,395,547	51,097,993	47,265,078
Cash, cash equivalents, and short-term investments	23,726,947	26,324,280	30,441,934	34,564,486
Total assets	81,156,211	82,000,958	81,968,869	82,777,429

1. Quarterly figures may not add to the annual figure due to rounding.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Current quarter:

Western Copper had a loss of $600,000 ($0.01 per common share) for the three months ended December 31, 2008. This compares with net income of $894,000 ($0.01 per common share) during the same quarter in the previous year. Two items accounted for the majority of the $1.5 million difference.

Future income tax recovery was $1.1 million lower in Q4 2008 compared to the same period in the previous year because the 2008 changes to enacted BC provincial corporate tax rate and the future income tax effects of the Sierra Almoloya write-off had less of an effect than the 2007 changes to the federal corporate tax rate.

The other item of note is that the Company wrote-off $405,000 of costs relating to Sierra Almoloya when it abandoned the relevant claims in Q4 2008. There were no write-offs in the previous year.

Other offsetting differences include differences in stock-based compensation and interest income. Stock-based compensation for the quarter was less than during the same period in 2007 due to differences in fair value amortization and interest income was lower than the same quarter in the previous year because of lower interest rates and lower cash balances.

Previous quarters presented:

In Q4 2007, the Company recognized a future income tax recovery of $1.4 million relating to changes in the Canadian federal corporate income tax rates. If not for this transaction, the net loss for Q4 2007 would have been approximately $500,000, a figure that is consistent with the quarterly losses in 2008.

The quarterly results for periods ending June 30, 2007 and March 31, 2007 differ significantly from those presented after those dates because the Company had been expensing all exploration costs relating to the Carmacks Copper Project until the release of the feasibility study in April 2007. Since the release of the feasibility study, on-going costs relating to the project have been capitalized.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Results of operations

	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION EXPENSES	-	-	-	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	102,158	129,454	400,035	462,340
Filing and regulatory fees	6,496	5,630	78,101	84,101
Office and administration	502,851	626,486	1,921,138	2,281,152
Promotion and travel	92,783	137,371	354,521	663,978

LOSS BEFORE TAXES AND OTHER
ITEMS	704,288	898,941	2,753,795	6,004,010

OTHER ITEMS
Interest income	(88,623)	(281,214)	(599,575)	(1,276,014)
Foreign exchange	30,704	8,867	51,731	19,249
Write-off of mineral properties	405,001	-	405,001	-

LOSS BEFORE TAXES	1,051,370	626,594	2,610,952	4,747,245

Future Income Tax recovery	(451,703)	(1,521,279)	(451,703)	(1,521,279)

LOSS (INCOME) AND
COMPREHENSIVE LOSS (INCOME)	599,667	(894,685)	2,159,249	3,225,966

Western Copper had a net loss of $2.2 million ($0.03 per common share) for the year ended December 31, 2008. This compares with a net loss of $3.2 million ($0.05 per common share) in the previous year. The following items had significant effects on the Company’s operating results:

i)

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on information available at that time. In April 2007, Western Copper released the results of its updated feasibility study. The Company expensed all ongoing costs relating to the Carmacks Copper Project prior to the release of the updated feasibility study. Since the release of the feasibility study, Western Copper has been capitalizing costs incurred on the project.

ii)

Stock-based compensation allocated to administrative expenses decreased by $350,000 compared to the prior year. Stock-based compensation levels will vary considerably due to the number of stock options granted, the expected term of the stock options, the pricing of the stock options and a number of other assumptions used when determining and expensing the value of stock options for financial reporting purposes. Stock-based compensation is not a cash cost.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Employee wages allocated to administrative expenses decreased by $76,000 compared to the previous year due to timing of employee turnover and to variations in amounts allocated to office and administration expenses and to mineral properties.

All compensation, including wages and stock-based compensation, that relates to a mineral property has the same treatment as other costs relating to that mineral property. In 2008, Western Copper capitalized all costs incurred on its mineral properties. In the previous year, wages and other costs relating to the Carmacks Copper Project were allocated to exploration expense until the release of the feasibility study in April 2007. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Stock-based compensation	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE
Office and administration	84,808	152,350	389,533	725,797
Promotion and travel	10,594	11,714	36,283	53,240

	95,402	164,064	425,816	885,752

Wages and salaries	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	159,866

ADMINISTRATIVE
Office and administration	205,395	218,209	636,979	696,112
Promotion and travel	19,500	22,617	68,250	85,716

	224,895	240,826	705,229	941,694

iii)

Promotion and travel decreased by $310,000 because the Company made a conscious effort to minimize discretionary expenses such as advertising and annual report production in 2008. Western Copper also participated in less road shows in the current year as compared to the previous year. This significantly reduced travel costs.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

iv)

Western Copper continues to earn interest on its cash deposits held at banks and on its short-term investments. As the Company uses its working capital to fund operations and mineral property development, its interest bearing balances have been decreasing. This has led to lower year-over-year interest income. Interest income has also decreased compared to prior year because the Bank of Canada has significantly lowered its key interest rate over the past twelve months. Decreasing interest income is expected to continue as interest bearing balances are used to fund on-going operations.

v)

Near the end of 2008, the Company reassessed the Sierra Almoloya property and decided to abandon the claims. As a result, Western Copper wrote-off all costs capitalized to property. These costs totalled $405,000. There were no write-downs in the prior year.

vi)

The future income tax recovery for the quarter and year ended December 31, 2008 is due to enacted tax rate changes by the British Columbia government and reversal of amounts previously allocated to Sierra Almoloya. In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

The scale and nature of the Company’s operations has remained consistent with 2007 and this trend is expected to continue in 2009. Throughout the year, the Company will be monitoring market conditions and if the current conditions persist, it may decide to undertake initiatives to considerably reduce costs to conserve cash.

Liquidity and capital resources

	Year Ended
	December 31,
	2008	2007
	$	$
Cash provided by (used in)
Operating activities	(1,735,717)	(4,051,687)
Financing activities	500	447,700
Investing activities	(16,954,526)	25,040,912

Increase (decrease) in cash and cash equivalents	(18,689,743)	21,436,925

Cash and cash equivalents – beginning	23,726,947	2,290,022

Cash and cash equivalents – ending	5,037,204	23,726,947

In addition to its cash and cash equivalents, the Company had $8.03 million in short-term investments as at December 31, 2008. Cash, cash equivalents, and short-term investments totaled $13.1 million. Working capital decreased from $23.0 million as at December 31, 2007 to $12.4 million as at December 31, 2008.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from major Canadian banks that are cashable at the Company’s discretion without interest penalty. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Western Copper is an exploration stage enterprise. As at December 31, 2008, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed above under the ‘results of operations’ section.

Financing activities

Stock option exercises were the only financing activities in 2008 and 2007. As at March 26, 2009, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of stock option exercises in 2009.

Investing activities

The Company purchased Guaranteed Investment Certificates (“GIC”) with principal amounts totaling $8 million in 2008. In the previous year, Western Copper cashed a Guaranteed Investment Certificate in the amount of $34.8 million. That transaction accounted for the large amount of cash provided from investing activities during 2007.

The Company expended $8.7 million on mineral property expenditures this year compared to $9.8 million in 2007. The majority of these costs were spent on the Carmacks Copper Project and the Casino property.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. Despite not taking into account changes in working capital balances, such as accounts payable, mineral property costs incurred are a good representation of Western Copper’s 2008 mineral property expenditures.

	Carmacks Copper	Casino
	Project
	$	$

December 31, 2007	11,068,926	15,773,824

Cash items
Advanced royalty	100,000	-
Claims maintenance	16,922	4,484
Detailed engineering	2,486,315	-
Engineering studies	-	1,242,267
Exploration	72,350	1,688,039
Permitting	506,398	1,613,993
Salary and wages	219,213	296,703
	3,401,198	4,845,486
Non-cash items
Amortization	-	27,352
Future income tax	52,453	52,505
Stock-based compensation	122,514	122,390
	202,195	175,019

December 31, 2008	14,645,143	20,821,505

A summary of activities at each property is available under the “Business and overview” section at the beginning of this document.

Related party transactions

During the year ended December 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $7,348 (2007-$7,285, 2006-$4,665). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Contractual obligations

The Company has a commitment relating to its head office lease. The Company has an agreement to lease office space which expires October 31, 2009. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2009	227,828
Thereafter	-
Total	227,828

The Company has entered into a commitment to lease office space in the Yukon. The lease expires in 2011. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2009	23,328
2010	23,328
2011	23,328
Thereafter	-
Total	69,984

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

As at December 31, 2008, management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price and cost estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Change in accounting policies

Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed.

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following:

  qualitative information about its objectives, policies and processes for managing capital;
  summary quantitative data about what it manages as capital;
  whether during the period it complied with any externally imposed capital requirements to which it is subject; and
  when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 9(c) of the Company’s December 31, 2008 audited annual consolidated financial statements.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Disclosures required by this section are included in note 14 of the Company’s December 31, 2008 audited annual consolidated financial statements.

Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 14 of the Company’s December 31, 2008 audited annual consolidated financial statements.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

Section 3064 – Goodwill and intangible assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The Company does not expect this standard to have a material impact on its results.

International Financial Reporting Standards (“IFRS”)

The Company expects to adopt IFRS effective January 1, 2011. As a result of the adoption, Western Copper will have to present restated prior year comparative figures using IFRS for each comparative period after the transition date. The change in accounting policies may have a material effect on Western Copper’s financial results and disclosures.

The Company will begin to execute its IFRS implementation plan in 2009. During the first half of 2009, Western Copper plans to compare its current accounting policies to IFRS and to identify differences between the two. By the end of 2009, the Western Copper will select and approve accounting policies that comply with IFRS. In 2010, the Company will quantify the effect of the new accounting policies on its December 31, 2009 financial statements prepared using Canadian GAAP. Western Copper will also track the impact of differences between the two sets of accounting policies as they relate to individual transactions throughout 2010. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian Generally Accepted Accounting Principles for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

There has been no significant change in disclosure controls or in internal controls over financial reporting during 2008 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Risks and uncertainties

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties. There is a risk that this financing may not be available or available on reasonable terms.

The Company complies with National Instrument 43-101 when reporting mineral resources.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.